UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-11450
CUSIP NUMBER 802013102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Santa Fe Energy Trust
Full Name of Registrant

N/A
Former Name if Applicable

The Bank of New York Trust Company, N.A., Trustee, 919 Congress Avenue
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As discussed in the Trust’s Report on Form 8-K filed with the SEC on November 8, 2007, The Bank of New York Trust Company, N.A., as trustee of the Trust (the “Trustee”) has entered into a Purchase and Sale Agreement with Amen Properties, Inc. (“Amen”) contemplating the sale of all of the net profits royalties held by the Trust to Amen for approximately $50.4 million, subject to certain adjustments and subject to customary closing conditions.  In connection with the preparation for the sale of the royalties, Devon Energy Corporation (“Devon”) determined that certain information previously furnished to the Trust’s independent petroleum engineers, Ryder Scott Company, L.P. (“Ryder Scott”), and used by Ryder Scott in the preparation of its reserve report dated July 16, 2007, a copy of which was furnished by the Trust as exhibit 99.1 to the Trust’s Report on Form 8-K filed with the SEC on July 20, 2007, was incorrect.  Devon has furnished corrected information to Ryder Scott, and the Trustee has instructed Ryder Scott to prepare a revised reserve report for the Trust as of December 31, 2006.  The Trustee anticipates that when Ryder Scott completes its revised reserve report, the Trust will be able to prepare financial statements for the year ended December 31, 2006 and for the subsequent quarters, including the quarter ended September 30, 2007.  The Trustee expects to receive the revised reserve report from Ryder Scott on or about November 16, 2007.  The Trustee is unable to represent that the Form 10-Q for the quarter ended September 30, 2007 will be filed within 5 calendar days after the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mike Ulrich	800	852-1422
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Santa Fe Energy Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Santa Fe Energy Trust
Date	November 9, 2007	By	The Bank of New York Trust Company, N.A., Trustee for Santa Fe Energy Trust

/s/ MIKE ULRICH
Name: Mike Ulrich
Title: Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).